SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 Amendment No. 3
                                SCHEDULE 14D-1/A
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                              ---------------------
                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION
                           (Name of Subject Companies)

                           ALLIANCE STANDARD II L.L.C.
                           ALLIANCE STANDARD II CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)

$3.75 Series A Preferred Stock, $1.00 Par Value, of American Capital Corporation
 Common Stock, Par Value $1.00 Per Share, of TransCapital Financial Corporation
                        (Title of Classes of Securities)

   024898207 ($3.75 Series A Preferred Stock of American Capital Corporation)
         893528109 (Common Stock of TransCapital Financial Corporation)
                      (CUSIP Number of Class of Securities)


     Michael L. Lewittes                           Keith R. Bish
ALLIANCE STANDARD II, L.L.C.                ALLIANCE STANDARD II CORP.
     520 Madison Avenue             c/o International Fund Administration, Ltd.
          7th Floor                            48 Par-la-Ville Road
     New York, NY 10022                              Suite 464
  Telephone: (212) 826-6805                   Hamilton HM11, Bermuda
                                             Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                                         Page 1 of         Pages

                       SCHEDULE 14D-1/A -- AMENDMENT NO. 3

                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION

      This statement constitutes Amendment No. 3 to the statement on Schedule 14D-1 (the "Original Statement," and as supplemented and amended hereby, the "Statement") relating to the offer by Alliance Standard II L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard II Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase:

         (i) up to $30,000,000 principal amount of outstanding 8.40% Subordinated Notes due 1993 (the "Notes") of American Capital Corporation, a Florida corporation ("ACC"), at a price of $100 per $1,000 principal amount of Notes (including any accrued interest thereon), and

         (ii) up to 1,950,000 shares of Common Stock, par value $1.00 per share (the "TFC Common Shares," and together with the ACC Preferred Shares, the "Shares") of TransCapital Financial Corporation, a Delaware corporation ("TFC" and together with ACC, the "Companies"), at a price of $1.00 per TFC Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1998 a copy of which is attached to the Original Statement as Exhibit (a)(1) (the "Original Offer to Purchase"), as supplemented and amended by the Amended Supplement attached hereto as Exhibit (a)(14) (the "Amended Supplement"; the Original Offer to Purchase as supplemented and amended by the Amended Supplement is referred to herein as the "Offer to Purchase"), and in the related Letters of Transmittal (which collectively constitute the "Offer"). The supplement filed as Exhibit
(a)(10) to Amendment No. 1 is of no further force or effect.

      Amendment No. 1 to the Original Statement was filed on February 4, 1998, and Amendment No. 2 was filed on February 6, 1998. As used herein, the "Statement" means the Original Statement as amended to date, including as amended hereby. Capitalized terms not otherwise defined herein have the meanings established in the Statement.

      Except as set forth herein, there have been no changes in the information as set forth in the Original Statement.






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



ITEM 1.        SECURITY AND SUBJECT COMPANY.

               (b) - (c) The  information  set  forth  in the  Introduction  and
Section 6 of the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) - (d); (g) The information set forth in Section 9 of the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of the Purchasers and the Funds, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.


ITEM 3.        PAST CONTRACTS, TRANSACTION OR NEGOTIATIONS WITH THE
               SUBJECT COMPANY.

               (b) The information set forth in Section 8 of the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference.

ITEM 4.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               (a) The information set forth in Section 10 of, and Annexes D and E to, the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference.

ITEM 5.        PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
               THE BIDDERS.

               The information in Section 8 of the Offer to Purchase  (including
Annex  F  referred  to  therein)  as  amended  by  the  Amended   Supplement  is
incorporated herein by reference.

ITEM 7.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S
               SECURITIES.

               The information set forth in the Introduction and Sections 9,10 and 15 of the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference.



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



ITEM 8.        PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

               The information set forth in Section 15 of the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference.

ITEM 9.        FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

               The information set forth in Section 9 of the Offer to Purchase, as amended by the Amended Supplement, including Annexes D and E thereto, is incorporated herein by reference.

ITEM 10.       ADDITIONAL INFORMATION.

               (b) The information set forth in Section 14 of the Offer to Purchase, as amended by the Amended Supplement, is incorporated herein by reference.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number                            Exhibit

(a)(1)    Offer to Purchase, dated January 12, 1998.*
(a)(2)    Letter of Transmittal with respect to ACC Preferred Shares.*
(a)(3)    Letter of Transmittal with respect to TFC Common Shares.*
(a)(4)    Notice of Guaranteed Delivery for ACC Preferred Shares.*
(a)(5)    Notice of Guaranteed Delivery for TFC Common Shares.*
(a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
(a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
(a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(9)    Summary Advertisement, dated January 13, 1998.*
(a)(10)   Supplement dated February 4, 1998, to the Offer to Purchase.**
(a)(11)   Amended Letter of Transmittal with respect to TFC Common Shares.**
(a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
(a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
(a)(14)   Press release dated February 6, 1998.+
(a)(15)   Amended Supplement dated February 9, 1998, to the Offer to
          Purchase.
(a)(16)   Press release dated February 9, 1998.
(b)       None.


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



(c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.*
(c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
(d)         None.
(e)         Not applicable.
(f)         None.

*        Filed as an exhibit to the Original Statement.
**       Filed as an exhibit to Amendment No. 1.
+        Filed as an exhibit to Amendment No. 2.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998

                                    Alliance Standard II L.L.C.
                                    By:   LJ Investments, L.L.C., its managing
                                          member
                                          By:  JL Advisors II, LLC, its managing
                                          member



      s/ Michael L. Lewittes                 By:    s/ Michael L. Lewittes
---------------------------------                -------------------------------
      Michael L. Lewittes                           Michael L. Lewittes, Member

                                          By:  Jaffe Capital Management Group,
                                               LLC, member



      s/ Robert S. Jaffe                     By:    s/ Robert S. Jaffe
------------------------------------             ------------------------------
      Robert S. Jaffe                               Robert S. Jaffe, Member

                                             Alliance Standard II Corp.



                                              By:      s/ Keith R. Bish
                                                 ------------------------------
                                                    Keith R. Bish, Director

                                INDEX OF EXHIBITS


                                                                 Sequentially
   Exhibit                                                       numbered
   number                 Exhibit                                 pages


  (a)(1)       Offer to Purchase, dated January 12, 1998.*
  (a)(2)       Letter of Transmittal with respect to ACC Preferred Shares.*
  (a)(3)       Letter of Transmittal with respect to TFC Common Shares.*
  (a)(4)       Notice of Guaranteed Delivery for ACC Preferred Shares.*
  (a)(5)       Notice of Guaranteed Delivery for TFC Common Shares.*
  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(9)       Summary Advertisement, dated January 13, 1998.*
  (a)(10)      Supplement dated February 4, 1998, to the Offer to Purchase.**
  (a)(11)      Amended Letter of Transmittal with respect to TFC Common
               Shares.**
  (a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)      Press release dated February 6, 1998.+
  (a)(15)      Amended Supplement dated February 9, 1998, to the Offer to
               Purchase.
  (a)(16)      Press release dated February 9, 1998.
  (b)          None.
  (c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.*
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)          None.
  (e)          Not applicable.
  (f)          None.


*     Filed as an exhibit to the Original Statement.
**    Filed as an exhibit to Amendment No. 1.
+     Filed as an exhibit to Amendment No. 2.

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